United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 20, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

April 20, 2026

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	April 20, 2026

April 20, 2026
Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that from 13 April 2026 up to and including 17 April 2026 it purchased a total of: (i) 548,114 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 365,855 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

Date	Aggregate number of ordinary shares purchased	Highest price paid (per ordinary share)	Lowest price paid (per ordinary share)	Volume weighted average price	Trading venue
13 April 2026	55,000	USD 97.3550	USD 96.2000	USD 96.8232	US Trading Venues
13 April 2026	50,000	GBP 72.5000	GBP 71.8000	GBP 72.1049	London Stock Exchange
13 April 2026	4,937	GBP 72.5000	GBP 71.8000	GBP 72.1978	CBOE Europe Limited (CXE)
13 April 2026	4,960	GBP 72.5000	GBP 71.8000	GBP 72.1930	CBOE Europe Limited (BXE)
14 April 2026	55,000	USD 98.3500	USD 96.6000	USD 97.3956	US Trading Venues
14 April 2026	50,000	GBP 72.4500	GBP 71.2000	GBP 71.9096	London Stock Exchange
14 April 2026	5,000	GBP 72.4500	GBP 71.3000	GBP 71.9268	CXE
14 April 2026	5,000	GBP 72.4000	GBP 71.2500	GBP 71.9305	BXE
15 April 2026	100,000	USD 96.5950	USD 95.6000	USD 96.1046	US Trading Venues
15 April 2026	65,000	GBP 71.5000	GBP 70.5500	GBP 70.8496	London Stock Exchange

15 April 2026	6,370	GBP 71.4500	GBP 70.5500	GBP 70.9613	CXE
15 April 2026	9,620	GBP 71.4500	GBP 70.5500	GBP 70.8869	BXE
16 April 2026	238,114	USD 97.9550	USD 95.8450	USD 96.8962	US Trading Venues
16 April 2026	66,00	GBP 72.3500	GBP 70.8000	GBP 71.6067	London Stock Exchange
16 April 2026	6,500	GBP 72.3000	GBP 70.8000	GBP 71.4115	CXE
16 April 2026	17,500	GBP 72.3000	GBP 70.8000	GBP 71.5359	BXE
17 April 2026	100,000	USD 99.2900	USD 97.3700	USD 98.7668	US Trading Venues
17 April 2026	63,968	GBP 73.0500	GBP 71.4500	GBP 72.2771	London Stock Exchange
17 April 2026	5,000	GBP 73.0000	GBP 71.4500	GBP 72.0897	CXE
17 April 2026	6,000	GBP 73.0000	GBP 71.4500	GBP 72.1470	BXE

The purchases form part of the Company's share buyback programme announced on 17 February 2026 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, in aggregated and detailed form, are available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/1661B_1-2026-4-20.pdf

CONTACTS

Company Secretariat Svetlana Walker svetlana.walker@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Jefferies International Limited acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: April 20, 2026	By:	/s/ Svetlana Walker
	Name:	Svetlana Walker
	Title:	General Counsel & Company Secretary